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                                                                    EXHIBIT 12.1


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DYNEGY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ($ IN 000'S)
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                                                                                        YEAR ENDED DECEMBER 31,
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                                                               1999            1998           1997            1996           1995
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Computation of Earnings:
  Pre-tax income (loss) from continuing operations            $226,526       $158,691       $(149,895)       $169,645       $65,234
  Undistributed income from equity investees                    13,754          6,477           4,073          21,729         9,169
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          Computed Earnings (Loss)                             212,772        152,214        (153,968)        147,916        56,065

Fixed Charges:
  Interest costs:
          Expensed                                              75,730         73,672          63,455          46,202        34,475
          Capitalized                                           16,695          7,591           8,800           1,200         1,028
  Minority interest in income of a subsidiary                   16,632         16,632           9,841               -             -
  Amortization of financing costs                                2,434          1,320             943             772         1,132
  Preferred Stock Dividend                                           -              -               -               -             -
  Tax Gross-up on Preferred Dividends                                -              -               -               -             -
  Amortization of Premium                                            -         (2,568)         (6,768)         (4,892)       (3,216)
  Rental expense representative of interest factor              24,732         20,698          13,572           4,171         3,719
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          Total Fixed Charges                                  136,223        117,345          89,843          47,453        37,138
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Earnings Before Income Taxes and Fixed Charges                $332,300       $261,968       $ (72,925)       $194,169       $92,175
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Ratio of Earnings to Fixed Charges                                2.43           2.23       (a)                  4.09          2.48


(a) Earnings are inadequate to cover fixed charges for the year ended December 31, 1997, by approximately $72.9 million.
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